Filed by Bird Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Switchback II Corporation

Commission File No.: 001-39863

Date: May 17, 2021

Bird CEO on micromobility industry: ‘the future is electrified transportation

Fri, May 14, 2021, 11:55 AM

Yahoo Finance’s Brian Sozzi, Julie Hyman, and Myles Udland speak with Bird CEO, Travis VanderZanden, about the company’s SPAC deal, outlook, state of the micromobility industry, and much more.

I. Video Transcript

BRIAN SOZZI: The scooter sharing platform Bird said this week it will go public in a SPAC deal that values its business at $2.3 billion. Since launching in 2017, Bird’s service has grown to reach 200 plus cities globally and amassed more than 95 million rides. The deal is expected to close in the third quarter of this year. Joining us now is Bird’s founder and CEO, Travis Vanderzanden. And Travis, good to see you here. Congrats on this deal. Listen, at the start of the pandemic last year, we were all free to use the likes of Uber and scooter sharing platforms, just because of how sharing was perceived. How is your business doing right now with economies opening back up?

TRAVIS VANDERZANDEN: Yeah, I mean, we certainly were impacted last year, just like a lot of other transportation businesses. But what we found is, you know, Bird is a naturally social distanced way to get around cities. And this year, this springtime, we are seeing some pretty explosive demand across the U.S., and even Europe, really starting to pick up now as well. And people really are excited to get outside of their houses and rediscover their cities and do it in a naturally socially distanced way. And this springtime, we’re seeing some pretty explosive demand, which is great to see. It’s great to see people finally getting out of their houses and rediscovering their cities a little bit.

BRIAN SOZZI: Definitely want to talk a little bit more about that demand, Travis. But we have to ask you, for those not familiar with your platform, one of the biggest questions we have gotten here about what you do, who is in charge of fixing your bikes and maintaining them?

TRAVIS VANDERZANDEN: Yeah, so we actually, when the pandemic first hit, we pulled the vehicles off the road. And we looked for a way to continue to operate in a safe way. And so what we ended up doing was partnering with local businesses and local entrepreneurs that had small operations. And we called them the fleet managers. And we’ve been partnering with fleet managers across most of our cities now. And we really empower them with our technology. We have world class vehicles with the world class software platform. And we empower the local entrepreneurs and local operators to operate the business in their market. And so, they do the charging, the rebalancing, and the repair of their vehicles.

What we found, now that we’re in over 200 cities across the world, the local businesses really understand their markets way better than we could as a technology provider. And so that’s been a real winning combination for us over the last year.

MYLES UDLAND: You know, Travis, in the years before the pandemic, there was a lot of heat on what was happening with the scooter business and the bike sharing business. And it seemed like that was where a lot of energy was focused. Certainly the pandemic kind of sent us other places. In a way, like, was that a positive to be able to try to run the business and hunker down and just kind of execute, rather than have 15 stories every day about what’s happening in the scooter space, as it seemed was the case in 2018 to 2019?

TRAVIS VANDERZANDEN: Yeah, look, I think there was a lot of attention on the category initially because it was just, frankly, growing so fast. And people were really curious how it was going to fit in with the overall transportation puzzle. But really, over the last few years, we’ve worked very closely with cities. We understand we’re one part of the overall transportation puzzle that a city is looking at. And we really have collaborated with them over the last couple of years to really make sure microelectric vehicles like Bird can really fit in as a last mile solution.

You know, my mother was a public bus driver for 30 years. And so, I grew up witnessing public transit and some of the pros and cons of first and last mile transportation. And Bird is really trying to complement public transit. And we’ve really worked with cities over the last few years to do that. And as you mentioned, you know, you’ve seen some of the press really settle down as we really focused on working on the unit economics, if you will, the last couple of years and really collaborating with cities. And I think now you’re seeing Bird and other micro EV tech platforms really a part of the overall transportation ecosystem.

BRIAN SOZZI: And Travis, a lot of folks have purchased cars during the pandemic, really, in a big way. Is that one of the reasons why you’re not expecting profits, what, until 2023?

TRAVIS VANDERZANDEN: Well, I think what you’re seeing is people really mode shifted, you know, during COVID, unfortunately, out of public transit. And a lot of cities actually look to micromobility companies like Bird to try to provide alternative solutions. Because no city wants people going back to gas cars. And certainly, Bird’s mission is to reduce carbon emissions and traffic in cities across the globe. And so, we’re very much aligned with cities on that.

And ultimately, you know, I think providing electric transportation options for everyone in a city is important so we don’t go back to a world where it’s all 3,000-pound gas cars moving around. And I don’t think that’s the future. I think the future is electrified transportation. And 60% of all trips in a city are actually five miles or less. And so we think Bird is hitting on absolutely the biggest market within transportation.

MYLES UDLAND: You know, Travis, I remember in 2019, going out to LA, scooters everywhere. Going down to DC, scooters everywhere. Of course, here in our home market in New York, we’ve now got, I guess, the Revel, like, the mopeds, basically. But we don’t have any scooters quite just yet. What are your plans in and around the Tri-State area? And how are you thinking about the footprint, I guess, in geographies where you have a lot more seasonality than kind of Southern California, where scooters have really been most popular and have the largest foothold over the last couple of years?

TRAVIS VANDERZANDEN: Yeah, so we’re excited that we recently won the New York City permit. And we’re going to be rolling out in New York City this year, which is something we’re very excited about. But what we found is Bird works well in all size cities— big cities, smaller cities. I’m from a small town in Wisconsin with 75,000 people. And Bird is even operating there. And it’s great for eight or nine months out of the year.

And then, in the wintertime, the Birds need to migrate south, if you will, but still a massive market opportunity, even in the markets that are cold weather because you still have nine months of good weather to ride in. And frankly, in Manhattan, which we’re excited to get into at some point, I continue to believe Bird will be the fastest way to get around Manhattan from one side to the other. And that’s something we’re excited about. And it’s also an eco-friendly way to get around the city.

BRIAN SOZZI: And Travis, just for us New Yorkers out there, how are you planning to clean up the bikes as soon as they get returned? And then, secondarily, what are you hearing from local officials? Are they putting in a new bike lane to support your rollout?

TRAVIS VANDERZANDEN: Yeah, one of the tailwinds we’ve seen as a result of COVID is, not only cities embracing micromobility faster, but they’ve really taken advantage of the idle road time to roll out more dedicated bike lanes and bike infrastructure or microlanes, as I call them, throughout cities. And you really are seeing that across the U.S. and Europe. Traditionally, it was hard to, you know, basically take cars off the road for a few months to put in the bike lanes. But now, you know, with COVID, cities have really taken advantage of that idle road time to roll out even more dedicated bike and scooter infrastructure. And that’s something we’re super excited to see.

BRIAN SOZZI: Well, I can tell you this, our producer Val lives near me in the city. She’s very excited about trying one of these when they hit. We will leave it there. Congrats on this deal. Bird founder and CEO Travis Vanderzanden, have a good weekend.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) filed a registration statement on Form S-4 (File No. 333-256187) (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 includes a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global filed and will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4 filed by Bird Global. Switchback II’s and Bird Global’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.